SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2010, and 2009

with Report of Independent Registered Public Accounting Firm

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2010 and 2009

Schedule
Supplemental Schedule

Schedule H, line 4 (i) Schedule of Assets (Held as of End of Year), December 31, 2010	A

Report of Independent Registered Public Accounting Firm

To the Administrator of the

MG Advantage 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 13, 2011

Glen Allen, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2010	2009

Assets
Cash	$1,143,856	$1,085,656
Investments, at fair value	189,039,785	182,693,060
Notes receivable from participants	6,392,757	6,239,924

Total Assets	196,576,398	190,018,640

Liabilities
Excess contributions	56,336	84,625

Net assets available for plan benefits, at fair value	196,520,062	189,934,015

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(157,622)	385,846

Net assets available for plan benefits	$196,362,440	$190,319,861

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2010	2009
Income:
Investment income:
Interest & dividends	$2,477,439	$2,755,573
Net realized and unrealized appreciation in fair value of investments	13,226,199	52,391,451

	15,703,638	55,147,024

Interest from notes receivable from participants	304,769	333,132

Contributions:
Employer	—	2,385,387
Participants	9,430,759	10,545,224
Rollovers	969,799	95,349

	10,400,558	13,025,960

Total increase to income	26,408,965	68,506,116

Expenses:
Distributions to participants	(20,366,386)	(21,829,579)

Net increase in net assets available for plan benefits	6,042,579	46,676,537
Net assets available for plan benefits as of beginning of year	190,319,861	143,643,324

Net assets available for plan benefits as of end of year	$196,362,440	$190,319,861

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2010

1.	General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include nineteen Fidelity funds, the Lord Abbett Small Company Value Fund, the Rainier Small/Mid Cap Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General Stock Fund. There have been no changes in fund options in 2010 or 2009. Media General, Inc. (the Company) is the Administrator of the Plan.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires that participant loans be measured at their unpaid principal balance plus accrued interest and be reflected as notes receivable in the Statement of Net Assets Available for Plan Benefits. The Plan adopted ASU 2010-25 for the fiscal year ended December 31, 2010 on a retrospective basis. Accordingly, participant loan balances of $6,392,757 and $6,239,924 were reclassified from investments, at fair value to notes receivable from participants in the Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and December 31, 2009, respectively.

Valuation of Investments

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

No such Plan investments fit this category.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Valuation of Investments (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund). The Statements of Net Assets Available for Benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

Income Tax Status

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 30, 2010, the Company requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2009. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.	Contributions

The Plan allows participants to make pre-tax contributions by means of regular payroll deductions, up to 30% of a participant’s total compensation, subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. Prior to April 1, 2009, the Company matched 100% of contributions up to 5% of a participant’s total pay. Effective April 1, 2009, the Company suspended all Company matching contributions. There were no employer contributions in 2010.

Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the twenty-four investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock.

Participants may change their investment elections directly with Fidelity at any time.

The Plan also includes, among other things, a loan feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

Suspending the employer match in April 2009 caused the Plan to no longer be considered a Safe Harbor Plan. By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines. The Plan refunded $56,336 and $84,625 of 2010 and 2009 contribution deferrals, respectively, back to highly-compensated employees during early 2011 and 2010 to be compliant with this test.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

4.	Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make a pre-tax contribution to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1,000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1,000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

Based on Company performance, there was no profit sharing contribution for the 2010 or 2009 plan years.

5.	Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $22,000 and $14,000 as of December 31, 2010 and 2009, respectively. The Company did not utilize any forfeiture balances to reduce Company contributions during 2010, but did utilize $130,000 of forfeiture balances to reduce Company contributions during 2009.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.	Notes Receivable from Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a note receivable in the Statement of Net Assets Available for Plan Benefits. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years. Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

7.	Investments

Investments representing five percent or more of the Plan’s net assets as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$47,007,185	$17,772,939	$52,124,130	$26,343,074
Fidelity Fund	17,762,582	18,525,756	19,482,915	17,839,711
Fidelity Managed Income Portfolio Fund	19,230,359	19,230,359	21,351,442	21,351,442
Fidelity Growth Company	15,311,419	21,318,099	15,465,395	18,355,403
Fidelity Diversified Intl	13,139,643	13,191,779	13,982,445	12,916,522
Fidelity Freedom 2010	10,587,208	10,996,789	13,131,533	12,432,592
Fidelity Freedom 2020	16,451,575	17,069,285	16,814,361	15,815,703
Lord Abbett Small Co Value	12,898,672	14,641,057	12,673,824	11,372,728
Fidelity Freedom 2030	12,701,962	13,109,612	12,510,292	11,546,121

The above investments are reported at fair value, except for the Fidelity Managed Income Portfolio Fund, which is reported at contract value.

The Plan’s investments appreciated/(depreciated) in fair value during 2010 and 2009 as follows:

Name and Title	2010	2009
Media General, Inc. Common Stock Fund	$(4,769,609)	$23,133,424
Fidelity Fund	2,250,302	3,569,543
Fidelity Growth Company	3,660,185	5,429,928
Fidelity OTC Portfolio	1,270,936	2,474,229
Fidelity Diversified International	864,512	2,862,287
Fidelity Freedom Income	178,550	392,576
Fidelity Freedom 2000	60,644	135,943
Fidelity Freedom 2005	3,456	26,039
Fidelity Freedom 2010	907,994	2,126,719
Fidelity Freedom 2015	82,020	71,799
Fidelity Freedom 2020	1,520,567	3,007,517
Fidelity Freedom 2025	45,384	56,889
Fidelity Freedom 2030	1,286,559	2,429,072
Fidelity Freedom 2035	33,993	25,037
Fidelity Freedom 2040	600,201	980,071
Fidelity Freedom 2045	22,626	17,063
Fidelity Freedom 2050	19,096	14,075
Fidelity Intermediate Bond	295,266	705,711
Fidelity Spartan Equity Index	235,678	339,502
Lord Abbett Small Company Value	2,970,440	2,637,607
Rainer Small/Mid Cap	693,346	697,714
Dodge & Cox Stock	515,492	869,910
Goldman Sachs Mid Cap	478,561	388,796

	$13,226,199	$52,391,451

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

8.	Fair Value of Investments

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels:

	As of December 31, 2010
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total Fair Value
Assets:
Mutual Funds:
Growth Funds	$54,717,347	$—	$54,717,347
Balanced Funds	54,174,026	—	54,174,026
Fixed Income Funds	8,625,440	—	8,625,440
Mid Cap Funds	6,529,216	—	6,529,216
Small Cap Funds	14,641,057	—	14,641,057
International Funds	13,191,779	—	13,191,779
Media General Inc. Common Stock Fund	17,772,939	—	17,772,939
Common Collective Trusts	—	19,387,981	19,387,981

Total investments	$169,651,804	$19,387,981	$189,039,785

	As of December 31, 2009
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total Fair Value
Assets:
Mutual Funds:
Growth Funds	$48,818,410	$—	$48,818,410
Balanced Funds	50,326,815	—	50,326,815
Fixed Income Funds	7,239,187	—	7,239,187
Mid Cap Funds	4,710,728	—	4,710,728
Small Cap Funds	11,372,728	—	11,372,728
International Funds	12,916,522	—	12,916,522
Media General Inc. Common Stock Fund	26,343,074	—	26,343,074
Common/Collective Trusts	—	20,965,596	20,965,596

Total investment	$161,727,464	$20,965,596	$182,693,060

9.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2010 and 2009 were approximately $107,000 and $126,000 respectively, all paid to Fidelity, a related party to the Plan.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2009 to Form 5500:

2009
Net assets available for benefits per the financial statements	$190,319,861
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2009	(385,846)

Net assets available for benefits per the Form 5500	$189,934,015

Net increase in net assets available for benefits per the financial statements	$46,676,537
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of end of year	(385,846)
Plus adjustment from fair value to contract value for fully benefit-responsive investment contracts as of beginning of year	1,142,854

Net increase in net assets available for benefits per Form 5500	$47,433,545

The accompanying financial statements present fully benefit-responsive contracts at contract value. In 2009, the Form 5500 reported fully benefit-responsive contracts at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive contracts represents a reconciling item. No such reconciliation was necessary in 2010.

11.	Subsequent Event

Effective January 1, 2011, the Company reinstated the Company match to equal 100% of contributions up to 2% of a participant’s total pay.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held as of End of Year) **

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Par or Maturity Value	Current or Fair Value
Fidelity* Growth Company	256,381 shares	$21,318,099
Fidelity* Managed Income Portfolio	19,230,359 shares	19,230,359
Fidelity* Fund	576,229 shares	18,525,756
Fidelity* Freedom 2020	1,237,802 shares	17,069,285
Fidelity* Diversified International	437,538 shares	13,191,779
Fidelity* Freedom 2030	952,042 shares	13,109,612
Fidelity* Freedom 2010	809,182 shares	10,996,789
Fidelity* Intermediate Bond	713,220 shares	8,625,440
Fidelity* OTC Portfolio	140,273 shares	7,705,222
Fidelity* Freedom 2040	700,572 shares	5,611,584
Fidelity* Freedom Income	314,849 shares	3,551,493
Fidelity* Spartan Equity Index	50,408 shares	2,242,138
Fidelity* Freedom 2000	104,072 shares	1,242,619
Fidelity* Freedom 2015	106,862 shares	1,211,810
Fidelity* Freedom 2025	48,009 shares	553,065
Fidelity* Freedom 2035	32,625 shares	370,088
Fidelity* Freedom 2045	27,342 shares	259,482
Fidelity* Freedom 2050	17,822 shares	167,172
Fidelity* Freedom 2005	2,870 shares	31,027
Lord Abbett Small Company Value	440,465 shares	14,641,057
Dodge & Cox Stock	45,714 shares	4,926,132
Rainier Small/Mid Company Value	111,777 shares	3,650,632
Goldman Sachs Mid Company Value	80,183 shares	2,878,584
Media General, Inc.* Common Stock Fund	3,074,903 shares	17,772,939

Total Investments		188,882,163
Interest-bearing Cash	1,143,859 units	1,143,856
Notes Receivable (participant loan balances)	3%-10%	6,392,757

Total Assets Held for Investment		$196,418,776

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit

23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. Independent Registered Public Accounting Firm, dated June 13, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ John A. Schauss
John A. Schauss
Vice President, Finance and Chief Financial Officer

Date: June 13, 2011